Exhibit 99.123

PRESS RELEASE

Torque Esports teams with Blake Broadcasting to extend reach in North America, Europe, and Asia

●	Blake Broadcasting Reaches a Global Audience

●	Torque and UMG-produced content to be shown via Blake in North America, Europe, and the Asia-Pacific region

●	Tournament content for leading titles including Overwatch and Rocket League to be shown

●	Global exposure for Collegiate Clash schools

●	The Race All-Star Esports Battle motorsport series to be shown around the world

MIAMI, FL (Monday, April 6, 2020) – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque” or the “Company”) and UMG Gaming’s esports gaming content is positioned to reach millions of homes worldwide thanks to a programming syndication agreement with Blake Broadcasting.

Blake Broadcasting is a leader in broadcast innovation, consolidating global reach around the world in satellite, OTA (over the air) and OTT (over the top online) distribution – reaching a worldwide audience.

UMG’s range of live-streamed esports competitions and series will now be shown globally on Blake networks across North America, Europe, and the Asia-Pacific region.

The leading platform for online tournament play, esports events, and programming, UMG has generated more than 1.2 billion page views, 25 million video views, and has paid out more than US$3 million in prize money.

“We had been planning our syndication efforts towards the Esports Upfronts event, which was to be held in April in New York,” said Torque Esports President and CEO, Darren Cox.

“The rapid shift of interest in our existing simulator racing and competitive gaming content has been overwhelming. We had already been talking with Blake Broadcasting, so it seemed fitting to expand that deal to all of Torque & UMG Content.”

The recent launches of major sim racing events such as The Race All-Star Esports Battle and Legends Trophy plus the UMG’s Collegiate Clash events, were key drivers to sparking this relationship between Blake Broadcasting and Torque Esports.

This joint effort will bring exceptional reach for Torque Esports’ advertisers and sponsors in addition to our existing presence and reach to the competitive gaming audience.

“The live content pipeline, especially in sports, all but dried up overnight,” said Bob Blake, CEO of Blake Broadcasting.”

“Torque & UMG Gaming already had a strong portfolio of competitive gaming content, from virtual motorsports to traditional series and remote competitions. The quality of Torque’s programming and deep experience and history made the decision easy.”

“Adding Overwatch Collegiate Clash and The Race All-Stars Esports Battle motorsport events to their catalog just strengthens our joint effort further.”

The Torque Esports group also includes the Barcelona, Spain-based data analytics experts Stream Hatchet; Lyon, France-based game studio, Eden Games; Maranello, Italy-based motorsport simulator company, Allinsports; Silverstone, UK-based content and esports tournament creators, IDEAS+CARS; plus London-UK-based motorsport and esports racing media platform, The Race.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

About BBN/CBNN

BBN (Blake Broadcasting) is a leading-edge provider of news content globally, delivering 16 different news feeds daily, while creating over 1500 news stories per month through an extensive network and library of film and photographic content. BBN globally provides international, national, sports, Esports, fashion, environment, tech, lifestyle, politics, music, film, and entertainment news through various brands it operates in numerous languages.

CBNN has rapidly grown into a major international programmer and content creator, which is operating satellite/cable television channels and digital networks with an OTT strategy. The European, Asian and North American networks feature a slate of 41 weekly television shows including news, Esports, entertainment, sports, and original programming. It is an intelligent hybrid network, built with a blockchain technology concept that has partnered with major broadcast content providers. For more information about Blake Broadcasting visit www.blakebroadcasting.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to the completion of further tranches of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. There can be no assurance that additional closings of the Offering will occur, or that it will occur on the terms and conditions contemplated in this news release. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, +1 (705) 445-3006

Darren Cox, CEO darrencox@torqueesport.com

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